Exhibit 99.1

CannTrust Holdings Announces Voting Results from 2019 Annual and Special Meeting of Shareholders

VAUGHAN, ON, June 21, 2019 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX:TRST, NYSE:CTST) announces the voting results on the matters submitted to shareholders at the Company's Annual and Special Meeting of shareholders held on June 20, 2019.  A total of 20,951,261 common shares were voted at the meeting, representing approximately 19.83% of the outstanding common shares.

Vote Results

The results of the vote for the election of directors are as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Eric Paul	19,477,316	93.16%	1,430,870	6.84%
Mark Litwin	19,003,307	90.89%	1,904,879	9.11%
John Kaden	20,606,353	98.56%	301,833	1.44%
Mitchell Sanders	19,081,091	91.26%	1,827,095	8.74%
Shawna Page	20,144,131	96.35%	764,055	3.65%
Robert Marcovitch	19,089,468	91.30%	1,818,718	8.70%
Mark Dawber	18,993,106	90.84%	1,915,080	9.16%

The results of the vote for the appointment of auditors and authorizing the Directors to fix their remuneration are as follows:

Motion	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditor	20,767,348	99.33%	140,838	0.67%

In addition, the Company reports that shareholders voted in favour of the Company's Omnibus Incentive Plan with voting results as follows:

Motion	Votes For	% For	Votes Withheld	% Withheld
Omnibus Incentive Plan	16,255,674	77.75%	4,652,512	22.25%

A report on voting results on all matters voted on at the meeting will be filed on SEDAR at www.sedar.com.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 72,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 200 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

The Toronto Stock Exchange and the New York Stock Exchange do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

For further information or to arrange an interview, please contact: Media Relations: Sybil Eastman, Tel: 1-888-677-1477, media@canntrust.ca; Investor Relations: Marc Charbin, 416-519-2156 x2232, investor@canntrust.ca